Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors

Plains Exploration & Production Company:

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Plains Exploration & Production Company of our report dated February 14, 2003, with respect to the consolidated balance sheets of 3TEC Energy Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the Registration Statement (333-108407) on Form S-4 of Plains Exploration & Production Company dated August 29, 2003, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the method of accounting for derivative instruments, effective January 1, 2001.

/s/ KPMG LLP

Houston, Texas

January 19, 2004